UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                             KMART CORPORATION
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 482584109
             --------------------------------------------------
                               (CUSIP Number)

                               MARCH 4, 2002
             --------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_|   Rule 13d-1(b)
     |X|   Rule 13d-1(c)
     |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G

CUSIP No.  482584109                                   Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE, UNITED STATES

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           29,222,666

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         29,222,666

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    29,222,666

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.5%

12  TYPE OF REPORTING PERSON

    PN

                               SCHEDULE 13G

CUSIP No.  482584109                                   Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           29,222,666

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         29,222,666

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    29,222,666

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.5%

12  TYPE OF REPORTING PERSON

    IN

Item 1.

(a)  NAME OF ISSUER:   Kmart Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     3100 West Big Beaver Road
     Troy, Michigan 48084

Item 2.

(a)  NAME OF PERSON FILING:

     This statement is being filed by Appaloosa Management L.P. and David
     A. Tepper. Mr. Tepper is the sole stockholder and president of Appaloosa Partners Inc. Appaloosa Partners Inc. is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests of, Appaloosa Management L.P.

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     Appaloosa Management L.P.
     26 Main Street, 1st Floor
     Chatham, New Jersey 07928

     David A. Tepper
     c/o Appaloosa Management L.P.
     26 Main Street, 1st Floor
     Chatham, New Jersey 07928

(c)  CITIZENSHIP:

     Appaloosa Management L.P. is a Delaware limited partnership. David A. Tepper is a citizen of the United States of America.

(d)  TITLE OF CLASS OF SECURITIES:  Common Stock, par value $1.00 per share

(e)  CUSIP NUMBER:  482584109


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:


     (a)[ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

     (b)[  ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d)[ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

     (e)[  ]  An investment advisor in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f)[  ]  An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

     (g)[  ]  A parent holding company or control person, in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

     (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)[  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box. |X|


Item 4.  OWNERSHIP:


(1)  APPALOOSA MANAGEMENT L.P.
     -------------------------


(a)  AMOUNT BENEFICIALLY OWNED: 29,222,666 shares of Common Stock
     (consisting of (i) 775,000 shares of Common Stock, par value $1.00 (the "Common Stock"), of Kmart Corporation and (ii) 8,534,300 7 3/4% Trust Convertible Preferred Securities which are convertible into 28,447,666 shares of Common Stock).

(b) PERCENT OF CLASS: 5.5% (As disclosed in Kmart Corporation's Form 10-Q for the quarterly period ended October 31, 2001, as of October 31, 2001, there were 498,416,655 shares of Common Stock outstanding.)

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)    sole power to vote or to direct the vote:

            29,222,666

     (ii)   shared power to vote or to direct the vote:

            0

     (iii)  sole power to dispose or to direct the disposition of:

            29,222,666

     (iv)   shared power to dispose or to direct the disposition of:

            0


(2)  DAVID A. TEPPER
     ---------------

(a)  AMOUNT BENEFICIALLY OWNED: 29,222,666 shares of Common Stock
     (consisting of (i) 775,000 shares of Common Stock and (ii) 8,534,300
     7 3/4% Trust Convertible Preferred Securities which are convertible into 28,447,666 shares of Common Stock).

(b) PERCENT OF CLASS: 5.5% (As disclosed in Kmart Corporation's Form 10-Q for the quarterly period ended October 31, 2001, as of October 31, 2001, there were 498,416,655 shares of Common Stock outstanding.)

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)    sole power to vote or to direct the vote:

            29,222,666

     (ii)   shared power to vote or to direct the vote:

            0

     (iii)  sole power to dispose or to direct the disposition of:

            29,222,666

     (iv)   shared power to dispose or to direct the disposition of:

            0


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Persons other than Appaloosa Management L.P. and David A. Tepper have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Not applicable.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.


Item 9.   NOTICES OF DISSOLUTION OF GROUP:

          Not applicable.


Item 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 11, 2002                  APPALOOSA MANAGEMENT, L.P.

                                        By: /s/ David A. Tepper
                                           --------------------------------
                                           David A. Tepper, President

                                         /s/ David A. Tepper
                                        -----------------------------------
                                        David A. Tepper

                           JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the common stock, par value $1.00 per share, of Kmart Corporation, is being filed jointly with the Securities Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.



Dated:  March 11, 2002                  APPALOOSA MANAGEMENT, L.P.

                                        By: /s/ David A. Tepper
                                           --------------------------------
                                           David A. Tepper, President

                                         /s/ David A. Tepper
                                        -----------------------------------
                                        David A. Tepper